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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 10-C

                 REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                          INTERDEALER QUOTATION SYSTEM


  FILED PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                      AND RULE 13a-17 OR 15d-17 THEREUNDER


                          CORTEX PHARMACEUTICALS, INC.
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                 (Exact name of issuer as specified in charter)

                15241 Barranca Parkway, Irvine, California 92718
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                    (Address of principal executive offices)

Issuer's telephone number, including area code   (714) 727-3157
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                    I. CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding.

1. Title of security   Common Stock
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2. Number of shares outstanding before the change  6,556,730
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3. Number of shares outstanding after the change  6,945,598
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4. Effective date of change  February 26, 1996
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5. Method of change:
   Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)
                 conversion of stock
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   Give brief description of transaction  Issuance of Common Stock upon
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   conversion of outstanding shares of Series C Preferred Stock, and 278 shares
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   issued upon exercise of a stock option
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                          II. CHANGE IN NAME OF ISSUER

1. Name prior to change
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2. Name after change
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3. Effective date of charter amendment changing name
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4. Date of shareholder approval of change, if required
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                                           /s/ D. Scott Hagen
                                           Acting President and Chief Operating
Date  March 6, 1996                        Officer
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                                              (Officer's signature & title)